December 22, 2005
VIA EDGAR AND FAX
(202) 772-9204
Ms. Heather C. Tress
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	CSX Corporation File No. 1-8022 Form 10-K for the fiscal year ended December 31, 2004 Filed March 8, 2005
Dear Ms. Tress and Ms. Cvrkel:
CSX Corporation (“CSX” or the “Company”) is writing in response to the staff’s comment letter dated December 12, 2005, with respect to the above-referenced filing. CSX believes this letter responds fully to the staff’s comments and provides supplemental information as requested. For the convenience of the staff, each comment is set forth below, followed by the Company’s response.
Annual Report on Form 10-K for the year ended December 31, 2004
Financial Statements
Notes to Consolidated Financial Statements, page 50
Note 2. Investment in and Integrated Rail Operations with Conrail, page 56
1.	We note your response to our prior comment two. However, we are unable to provide a waiver of a financial statement requirement outlined in Rule 3-09 of Regulation S-X. Accordingly, please amend your 12/31/04 10-K to include the required Conrail financial statements for all periods presented.

CSX RESPONSE
CSX will amend its 12/31/04 10-K to include the Conrail unaudited financial statements for 2004 and the Conrail audited financial statements for 2003 and 2002 in January 2006.
Note 2. Investment in and Integrated Rail Operations with Conrail, page 56 (parts a through c)
2.	Please refer to our prior comment three and clarify the following:

a)	Your response to part b indicates that the $4,130 distribution represents CSX’s basis in its investment in NYC. Please clarify why this does not represent CSX’s basis in PRR, as this was the “Investment in Conrail” that was distributed. Also, please explain in further detail how you determined the amount of your investment in the interests relinquished given the combined or commingled nature of your “investment in Conrail”;
CSX RESPONSE
CSX and Norfolk Southern Corporation (“NS”) acquired Conrail Inc. (“Conrail”) in May 1997. At that time, it was contemplated that an eventual spin-off of assets may occur in the future. Therefore 2 wholly-owned operating subsidiaries of Conrail were formed: New York Central Lines LLC (“NYC”) and Pennsylvania Lines LLC “(“PRR”). Also, at that time CSX and NS evaluated the Conrail operating properties to determine which portions of the Conrail rail network most complemented each of CSX’s and NS’s respective rail network. Those properties and distinct assets that had the best geographical fit within CSX’s rail network were contributed to NYC and those properties and distinct assets that had the best geographical fit within NS’s rail network were contributed to PRR. In addition, the books and records of NYC and PRR were separately maintained from June 1999 through August 2004 (spin-off date).
In August 2004, CSX and NS established direct ownership of NYC and PRR. As a result, NYC assets and liabilities were distributed to CSX. The receipt of the 58% interest in NYC, not already indirectly owned by CSX, was accounted for at fair value based upon an independent third party appraisal. The receipt of the 42% interest in NYC already indirectly owned by CSX was accounted for using CSX’s basis in amounts included in CSX’s investment in Conrail (book value). The sum of the fair value of the 58% interest in NYC and the book value of the 42% interest in NYC totaled $4.130 billion and correspondingly reduced our equity investment in Conrail and increased CSX assets and liabilities upon distribution.
b)	We note from part c that your calculated gain represents the “difference between the fair values of the 58% interest in NYC that was exchanged for the 42% interest in the Pennsylvania Lines (PRR).” Please tell us why the gain was not calculated using the fair value of the 42% interest in PRR given up in relation to the carrying value of PRR you held on your books. Alternatively, the fair value of the asset received (NYC) and the cost of the asset received (NYC) can be used if the fair value is more clearly evident than the fair value of the asset surrendered (PRR). Please tell us what fair values were obtained and why you believe it was appropriate to calculate the gain as you did given the guidance in EITF 01-2, paragraph 1;
CSX RESPONSE
The gain on the transaction was based on the fair value of the assets received in accordance with EITF 01-2, paragraph 1. The EITF states that “the fair value of the asset received should be used to measure the fair value of the asset surrendered if it is more clearly evident than the fair value of the assets surrendered.” Because the Company believes the fair value of the assets received is more clearly evident, the Company used the fair value of 58% of NYC (or the assets received) and compared it to the book value of 58% of NYC to calculate the gain instead of using the fair value of PRR assets (or the assets surrendered) in relation to the carrying value of PRR assets.
Through operating leases, CSX maintained and managed the assets of NYC in the Company’s rail operations since June 1999. Because CSX had separate detailed records of NYC assets and gained in-depth knowledge about the characteristics of the assets, the Company concluded the fair value of NYC assets were more clearly evident than the fair value of PRR assets. NS maintained and managed all of the PRR assets. CSX did not have information regarding the conditions or characteristics of the PRR assets. Therefore, the gain was based on the fair value and the cost of the assets received.
c)	Please confirm that you will include expanded disclosures with respect to this transaction that are responsive to our prior comment numbers 2b through 2d in future filings.
CSX RESPONSE
In future filings, CSX will include expanded disclosures with respect to the Conrail transaction that are responsive to the staff’s prior comments regarding the investment in Conrail, gain recognition treatment and restructuring of debt and its relationship to ownership interest.
Note 5. Management Restructuring, page 64
3.	We note your response to our prior comment 5 and require additional information. Please tell us why payments are made to union employees upon retirement if you reduced the size of your crews in 1991 and 1992. Explain why payments were not made at the time the workforce reductions occurred.
CSX RESPONSE
As part of the labor agreements entered into in order to reduce train crews, 2 payments were to be made to employees that were either conductors/foremen or trainmen/switchmen. These agreements required lump sum payments that were to be distributed (1) within 30 days of implementation of the 1991/1992 labor agreements and (2) at retirement, death or resignation. Regardless of the employee’s continued service, such employees are entitled to receive the second payment at the time when the employee/employer relationship is severed.
In future filings, the Company will expand the disclosure to clarify the nature of these obligations.
Conclusion
CSX believes that the above responds fully to the comments of the staff. The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at (904) 359-1507 if you would like additional information or if the staff has additional comments.
Very truly yours,
Carolyn T. Sizemore
Vice President & Controller
CSX Corporation
cc:
Ellen M. Fitzsimmons
Senior Vice President Law & General Counsel
CSX Corporation
Oscar Munoz
Executive Vice President & Chief Financial Officer
CSX Corporation